FILE No. 074238.163964

October 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attn: Shane Callaghan and Nicholas Panos

Re:	AtlasClear Holdings, Inc.

Schedule 13D Filed by Atlas FinTech Holdings Corp. and AtlasBanc Holdings Corp.

Filed April 24, 2024

File No. 005-94452

Dear Mr. Callaghan and Mr. Panos:

On behalf of Atlas FinTech Holdings Corp. and AtlasBanc Holdings Corp. (the “Reporting Persons”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 30, 2024 (the “Comment Letter”) with respect to the above-captioned filing. Concurrently herewith, the Reporting Persons are filing their Amended and Restated Schedule 13D (the “Amended Filing”), which amends and restates their Schedule 13D that was filed on April 24, 2024 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings set forth in Amended Filing.

Schedule 13D Filed April 24, 2024

General

1.	We note the date of the event reported as requiring the filing of the Statement was February 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024 event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Reporting Persons acknowledge that the Schedule 13D was not filed within the required five business days after the February 9, 2024 acquisition of shares of common stock of AtlasClear Holdings, Inc. (the “Company”) as the Reporting Persons needed additional time to determine the allocation of the Merger Consideration Shares. Pursuant to the Business Combination Agreement, upon the Closing of the Business Combination, AtlasFintech Holdings Corp. and Robert McBey (the “AtlasClear Stockholders”) were each to receive 50% of the 4,440,000 Merger Consideration Shares, however, the AtlasClear Stockholders subsequently determined that they needed additional time to revise the allocation of the Merger Consideration Shares. The revised allocation of the Merger Consideration Shares resulted in Mr. McBey receiving 950,000 shares and AtlasFintech Holdings Corp. receiving 3,490,000 shares of common stock. The Schedule 13D was filed after the allocation of the Merger Consideration Shares was finalized.

October 24, 2024 Page 2 ============

2.	Please amend Item 2 of the Statement to include the present principal occupation or employment of each Reporting Persons' executive officers and directors, such as Messrs. Schaible and Ridenhour, and the name, principal business and address of any corporation or other organization in which such employment is conducted. See Instruction C within the "Special Instructions for Complying With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of Regulation 13D-G.

Response: In response to the Staff’s comment, the disclosure in Item 2 of Amended Filing has been revised.

3.	Please amend Item 4 of the Statement to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

Response: In response to the Staff’s comment, the disclosure in Item 4 of Amended Filing has been revised.

If you have any questions related to this letter, please contact the undersigned at (727) 461-1818, Extension 1055, or at MikeC@jpfirm.com.

Very truly yours,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin